Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-188217

REOFFER PROSPECTUS

1,284,004 SHARES OF COMMON STOCK

OF

FEDERATED NATIONAL HOLDING COMPANY

This reoffer prospectus relates to an aggregate of 1,284,004 shares of our Common Stock, par value $0.01 per share, which may be offered for sale from time to time by certain shareholders of Federated National Holding Company (the “Company), as described under the caption "Selling Shareholders." These selling shareholders are current, former or future directors, officers or employees of the Company. We will not receive any proceeds from the sale of shares of Common Stock pursuant to this reoffer prospectus. The selling shareholders have acquired or will have acquired the Common Stock pursuant to:

•
the exercise of up to 284,004 currently outstanding and vested options granted under our 1998 Stock Option Plan, as amended, and our 2002 Option Plan, as amended, granted to directors and executive officers of the Company, both of which plans have expired (the “Expired Plans”);

•
an aggregate of 60,000 restricted shares awarded in March 2013 under our Amended and Restated 2012 Stock Incentive Plan (the “2012 Plan,” and together with the Expired Plans, the “Plans”), which shares are subject to vesting; or

•	awards of up to an additional 940,000 shares of Common Stock, or grants of options or other rights to acquire such shares, to be made from time to time under the 2012 Plan.

These shareholders may resell all, a portion, or none of the shares of Common Stock from time to time.

The shares of Common Stock are "control securities" or “restricted securities” under the Securities Act of 1933, as amended (the "Securities Act"), before their sale under this reoffer prospectus. This reoffer prospectus has been prepared for the purpose of registering the shares under the Securities Act to allow for future sales by selling shareholders, on a continuous or delayed basis, to the public without restriction. Each shareholder that sells shares of our Common Stock pursuant to this reoffer prospectus may be deemed to be an "underwriter" within the meaning of the Securities Act. In addition, any commissions received by a broker or dealer in connection with resales of shares may be deemed to be underwriting commissions or discounts under the Securities Act.

You should read this reoffer prospectus and any accompanying prospectus supplement carefully before you make your investment decision.  The sales may occur in transactions on the NASDAQ Global Market at prevailing market prices or in negotiated transactions. We will not receive any proceeds from any of these sales. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by each of the selling shareholders will be borne by that shareholder.

Investing in our Common Stock involves risks. See "Risk Factors" beginning on page 4.

Our Common Stock is currently listed for trading on the NASDAQ Global Market under the symbol "FNHC." The last reported sale price of our Common Stock on the NASDAQ Global Market on April 26, 2013 was $7.29 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this reoffer prospectus is April 29, 2013.

i

THE COMPANY

The summary description of our business may not contain all information that may be important to you. You should read this entire prospectus, including the information set forth herein under the heading “Risk Factors” and our financial statements and related notes, included or incorporated by reference in this prospectus, before making an investment decision.

References in this reoffer prospectus to “we,” “us,” “our,” the “registrant” or the “Company,” unless the context requires otherwise, refer to Federated National Holding Company.

General

Federated National Holding Company (the “Company,” “we,” or “us”) is an insurance holding company that controls substantially all steps in the insurance underwriting, distribution and claims processes through our subsidiaries and our contractual relationships with our independent agents and general agents.

We are authorized to underwrite, and/or place through our wholly owned subsidiaries, homeowners’ multi-peril, commercial general liability, federal flood, personal automobile, personal umbrella, and various other lines of insurance in Florida and certain other states.  We market and distribute our own and third-party insurers’ products and our other services through a network of independent agents. We also utilize a select number of general agents for the same purpose.

Our primary insurance subsidiary is Federated National Insurance Company (“Federated National”). Federated National is licensed as an admitted carrier in Florida. An admitted carrier is an insurance company that has received a license from the state department of insurance giving the company the authority to write specific lines of insurance in that state. Through contractual relationships with a network of approximately 3,000 independent agents, of which approximately 900 actively sell and service our products, Federated National is authorized to underwrite  homeowners’, commercial general liability, fire, allied lines and personal and commercial automobile insurance in Florida.  Federated National is also licensed as an admitted carrier in Alabama, Louisiana, Georgia and Texas, and underwrites commercial general liability insurance in those states and underwrites personal automobile insurance in Georgia and Texas.

Federated National operated as a non-admitted carrier in Arkansas, California, Kentucky, Maryland, Missouri, Nevada, Oklahoma, South Carolina, Tennessee and Virginia, and can underwrite commercial general liability insurance in all of these states.  A non-admitted carrier, sometimes referred to as an “excess and surplus lines” carrier, is permitted to do business in that state and, although it is strictly regulated to protect policyholders from a variety of illegal and unethical practices, including fraud, non-admitted carriers are subject to considerably less regulation with respect to policy rates and forms. Non-admitted carriers are not required to financially contribute to and benefit from the state guarantee fund, which is used to pay for losses if an insurance carrier becomes insolvent or unable to pay the losses due their policyholders.

Although we are authorized to underwrite the various lines described above, our business is primarily underwriting homeowners’ policies.  During 2012, 85.3%, 7.8%, 4.4% and 2.5% of the premiums we underwrote were for homeowners’, commercial general liability, federal flood, and personal automobile insurance, respectively.

During the year ended December 31, 2012, we did not experience any weather-related catastrophic events such as the hurricanes that occurred in Florida during 2005 and 2004.  We are not able to predict how hurricanes or other insurable events will affect our future results of operations and liquidity. Loss and loss adjustment expenses (“LAE”) are affected by a number of factors, many of which are partially or entirely beyond our control, including the following.

•	the nature and severity of the loss;
•	weather-related patterns;
•	the availability, cost and terms of reinsurance;
•	underlying settlement costs, including medical and legal costs;
•	legal and political factors such as legislative initiatives and public opinion; and
•	macroeconomic issues.

Our business, results of operations and financial condition are subject to fluctuations due to a variety of factors. Abnormally high severity or frequency of claims in any period could have a material adverse effect on us. When our estimated liabilities for unpaid losses and LAE are less than the actuarially determined amounts, we increase the expense in the current period. Conversely, when our estimated liabilities for unpaid losses and LAE are greater than the actuarially determined amounts, we decrease the expense in the current period.

Our goal in our reinsurance strategy is to equalize the liquidity requirements imposed by most severe insurable events and by all other insurable events we manage in the normal course of business.

From time to time, new regulations and legislation are proposed to limit damage awards, to control plaintiffs' counsel fees, to bring the industry under regulation by the federal government, to control premiums, policy terminations and other policy terms and to impose new taxes and assessments. It is not possible to predict whether, in what form or in what jurisdictions, any of these proposals might be adopted, or the effect, if any, on us.

We were incorporated in Florida in 1991 and changed our name from 21st Century Holding Company to Federated National Holding Company on September 11, 2012.  Our principal executive offices are located at 14050 N.W. 14th Street, Suite 180, Sunrise, Florida  33323, and our telephone number is (954) 581-9993.

Recent Developments

Our Board of Directors declared a regular quarterly dividend of $0.03 per share of Common Stock payable on June 3, 2013 to shareholders of record as of May 6, 2013. This is an increase of 50% over the previously declared regular quarterly dividends of $0.02 per share of Common Stock payable on March 4, 2013 and December 28, 2012 to shareholders of record as of February 4, 2013 and December 3, 2012, respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We caution readers that this reoffer prospectus and the portions of the reports incorporated by reference into this prospectus include “forward-looking statements” as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations rather than historical facts and they are indicated by words or phrases such as “anticipate,” “believe,” “budget,” “contemplate,” “continue,” “could,” “envision,” “estimate,” “expect,” “guidance,” “indicate,” “intend,” “may,” “might,” “plan,” “possibly,” “potential,” “predict,” “probably,” “pro-forma,” “project,” “seek,” “should,” “target,” or “will” or the negative thereof or other variations thereon and similar words or phrases or comparable terminology. We have based such forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, many of which are beyond our control. These and other important factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.  Some of the factors that could affect our financial performance, cause actual results to differ from our estimates, or underlie such forward-looking statements, are as set forth below and in various places in this reoffer prospectus and in the portions of the documents incorporated by reference, including under the heading “Risk Factors” in this reoffer prospectus.  These factors include:

•	uncertainties related to estimates, assumptions and projections relating to unpaid losses and loss adjustment expenses and other accounting policies;
•	the costs of reinsurance, assessments charged by various governmental agencies; pricing competition and other initiatives by competitors;
•	the impact of new regulations adopted in Florida and in other states in which we do business that affect the property and casualty insurance market;
•	our ability to obtain regulatory approval for requested rate changes and the timing thereof;
•	weather conditions (including the severity and frequency of storms, hurricanes, tornadoes and hail);
•	inflation and other changes in economic conditions (including changes in interest rates and financial markets);
•	legislative and regulatory developments;
•	the outcome of various litigation matters pending against us, including the terms of any settlements;
•	dependence on investment income and the composition of our investment portfolio;
•	the adequacy of our liability for loss and loss adjustment expense;
•	insurance agents;
•	claims experience and catastrophe losses;
•	ratings by industry services;
•	reliance on key personnel;
•	acts of war and terrorist activities;

•	court decisions and trends in litigation and health care and auto repair costs; and
•	other factors set forth in this reoffer prospectus and in our other filings with the Securities and Exchange Commission (the “Commission”).

You are cautioned that all forward-looking statements involve risks and uncertainties, detailed in our filings with the Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are valid only as of the date they were made. We undertake no obligation to update or revise any forward-looking statements to reflect new information or the occurrence of unanticipated events or otherwise.

RISK FACTORS

Our business faces certain risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business. If any of the events or circumstances described as risks below or elsewhere in this report actually occurs, our business, results of operations or financial condition could be materially and adversely affected.

Risks Related to Our Business

Our financial condition could be adversely affected by the occurrence of natural and man-made disasters.

We write insurance policies that cover homeowners’, business owners and automobile owners for losses that result from, among other things, catastrophes and sinkholes. Catastrophic losses can be caused by hurricanes, tropical storms, tornadoes, wind, hail, fires, riots and explosions, and their incidence and severity are inherently unpredictable. The extent of losses from a catastrophe is a function of two factors: the total amount of the insurance company's exposure in the area affected by the event and the severity of the event. Our policyholders are disbursed throughout Florida, which is especially subject to adverse weather conditions such as hurricanes and tropical storms.

The occurrence of claims from catastrophic events could result in substantial volatility in our results of operations or financial condition for any fiscal quarter or year. Increases in the values and concentrations of insured property may also increase the severity of these occurrences in the future. Although we attempt to manage our exposure to such events through the use of underwriting controls and the purchase of third-party reinsurance, catastrophic events are inherently unpredictable and the actual nature of such events when they occur could be more frequent or severe than contemplated in our pricing and risk management expectations. As a result, the occurrence of one or more catastrophic events could have a material adverse effect on our results of operations or financial condition.

Although Florida has not experienced a hurricane during the last seven hurricane seasons, some weather analysts believe that we have entered a period of greater hurricane activity. To address this risk, we are exploring alternatives to reduce our exposure to these types of storms. Although these measures may increase operating expenses, management believes that they will assist us in protecting long-term profitability, although there can be no assurances that will be the case.

Although we follow the industry practice of reinsuring a portion of our risks, our costs of obtaining reinsurance fluctuates and we may not be able to successfully alleviate risk through reinsurance arrangements.

We have a reinsurance structure that is a combination of private reinsurance and the Florida Hurricane Catastrophe Fund (the “FHCF”). Our reinsurance structure is composed of several reinsurance companies with varying levels of participation providing coverage for loss and LAE at pre-established minimum and maximum amounts. Losses incurred in connection with a catastrophic event below the minimum and above the maximum are the responsibility of Federated National.

The availability and costs associated with the acquisition of reinsurance will vary year to year. These fluctuations, which can be significant, are not subject to our control and may limit our ability to purchase adequate coverage. The recovery of increased reinsurance costs through rate action is not immediate and cannot be presumed, as it is subject to approval of the Florida Officer of Insurance Regulation (the “Florida OIR”).

We face a risk of non-collectibility of reinsurance, which could materially and adversely affect our business, results of operations and/or financial condition.

As is common practice within the insurance industry, we transfer a portion of the risks insured under our policies to other companies through the purchase of reinsurance. This reinsurance is maintained to protect our insurance subsidiary against the severity of losses on individual claims, unusually serious occurrences in which a number of claims produce an aggregate extraordinary loss and catastrophic events. Although reinsurance does not discharge our insurance subsidiary from its primary obligation to pay for losses insured under the policies it issues, reinsurance does make the assuming reinsurer liable to the insurance subsidiary for the reinsured portion of the risk. A credit exposure exists with respect to ceded losses to the extent that any reinsurer is unable or unwilling to meet the obligations assumed under the reinsurance contracts. The collectibility of reinsurance is subject to the solvency of the reinsurers, interpretation of contract language and other factors.   A reinsurer's insolvency or inability to make payments under the terms of a reinsurance contract could have a material adverse effect on our results of operations and financial condition.

Our reinsurance structure has significant risks, including the fact that the FHCF may not be able to raise sufficient money to pay their claims or impair their ability to pay their claims in a timely manner. This could result in significant financial, legal and operational challenges to our company.  Therefore, in the event of a catastrophic loss, we may become dependent upon the FHCF's ability to pay, which may, in turn, be dependent upon the FHCF's ability to issue bonds in amounts that would be required to meet its reinsurance obligations in the event of such a catastrophic loss.

Our January 2011 Consent Order with the Florida OIR, as amended in February 2013, limits our business in certain respects and may prevent us from growing our business.

In January 2011, we entered into a Consent Order with the Florida OIR in connection with our request for approval of the merger of Federated National into American Vehicle Insurance Company, one of our other subsidiaries at the time.  The Consent Order was amended in February 2013 to lessen or eliminate certain of the original requirements, due to Federated National’s statutory underwriting profit during 2012.  Among other things, the Consent Order as amended, requires us to limit the concentration of our homeowners’ policies in Miami-Dade, Broward and Palm Beach counties. This reduction in concentration could materially adversely affect us by limiting our ability to write policies in the most populous region of the State of Florida, which could materially adversely affect our results of operations if we are not able to replace those policies with policies elsewhere in Florida or the other states in which we do business.

If we are unable to continue our growth because our capital must be used to pay greater than anticipated claims, our financial results may suffer.

Our future growth will depend on our ability to expand the types of insurance products we offer and the geographic markets in which we do business, both balanced by the business risks we choose to assume and cede. We believe that our Company is sufficiently capitalized to operate our business as it now exists and as we currently plan to expand it. Our existing sources of funds include possible sales of our investment securities and our earnings from operations and investments. Unexpected catastrophic events in our market areas, such as the hurricanes experienced in Florida, have resulted and may result in greater claims losses than anticipated, which could require us to limit or halt our growth while we redeploy our capital to pay these unanticipated claims.

We may require additional capital in the future, which may not be available or only available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. Based on our current operating plan, we believe our current capital, together with our anticipated retained earnings, will support our operations without the need to raise additional capital. To the extent that our capital may be insufficient to meet future operating requirements and/or cover losses, we may need to raise additional funds through financings or curtail our growth. Many factors will affect the amount and timing of our capital needs, including our growth and profitability, our claims experience, and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other unforeseeable developments.

If we were required to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders’ ownership could result, and in any case such securities may have rights, preferences and privileges that are senior to those of existing shareholders. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition or results of operations could be materially adversely affected.

Our business is heavily regulated, and changes in regulation may reduce our profitability and limit our growth.

We are subject to extensive regulation in the states in which we conduct business. This regulation is generally designed to protect the interests of policyholders, as opposed to shareholders and other investors, and relates to authorization for lines of business, capital and surplus requirements, investment limitations, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, premium rates and a variety of other financial and non-financial components of an insurance company’s business. The National Association of Insurance Commissioners (the “NAIC”) and state insurance regulators are constantly reexamining existing laws and regulations, generally focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws.

From time to time, some states in which we conduct business have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. In other situations, states in which we conduct business have considered or enacted laws that impact the competitive environment and marketplace for property and casualty insurance. In addition, in recent years the state insurance regulatory framework has come under increased federal scrutiny. Changes in federal legislation and administrative policies in several areas, including changes in financial services regulation and federal taxation, can significantly impact the insurance industry and us.

We cannot predict with certainty the effect any enacted, proposed or future state or federal legislation or NAIC initiatives may have on the conduct of our business. Furthermore, there can be no assurance that the regulatory requirements applicable to our business will not become more stringent in the future or result in materially higher costs than current requirements. Changes in the regulation of our business may reduce our profitability, limit our growth or otherwise adversely affect our operations.

We may experience financial exposure from climate change.

Our financial exposure from climate change is most notably associated with losses in connection with the occurrence of hurricanes striking Florida. We mitigate the risk of financial exposure from climate change by restrictive underwriting criteria, sensitivity to geographic concentrations and reinsurance.

Restrictive underwriting criteria can include, but are not limited to, higher premiums and deductibles and more specifically excluded policy risks such as fences and screened-in enclosures. New technological advances in computer generated geographical mapping afford us an enhanced perspective as to geographic concentrations of policyholders and proximity to flood prone areas. Our amount of maximum reinsurance coverage is determined by subjecting our homeowner and mobile homeowner exposures to statistical forecasting models that are designed to quantify a catastrophic event in terms of the frequency of a storm occurring once in every “n” years. Our reinsurance coverage contemplated a catastrophic event occurring once every 100 years. Our amount of losses retained (our deductible) in connection with a catastrophic event is determined by market capacity, pricing conditions and surplus preservation.

Our loss reserves may be inadequate to cover our actual liability for losses, causing our results of operations to be adversely affected.

We maintain reserves to cover our estimated ultimate liabilities for loss and LAE.  These reserves are estimates based on historical data and statistical projections of what we believe the settlement and administration of claims will cost based on facts and circumstances then known to us. Actual loss and LAE reserves, however, may vary significantly from our estimates.

Factors that affect unpaid losses and LAE include the estimates made on a claim-by-claim basis known as “case reserves” coupled with bulk estimates known as IBNR.  Periodic estimates by management of the ultimate costs required to settle all claim files are based on our analysis of historical data and estimations of the impact of numerous factors such as (i) per claim information; (ii) company and industry historical loss experience; (iii) legislative enactments, judicial decisions, legal developments in the awarding of damages, and changes in political attitudes; and (iv) trends in general economic conditions, including the effects of inflation.  Management revises its estimates based on the results of its analysis.  This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for estimating the ultimate settlement of all claims.  There is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of the reserves, because the eventual redundancy or deficiency is affected by multiple factors.

Because of the uncertainties that surround estimated loss reserves, we cannot be certain that our reserves will be adequate to cover our actual losses. If our reserves for unpaid losses and LAE are less than actual losses and LAE, we will be required to increase our reserves with a corresponding reduction in our net income in the period in which the deficiency is identified. Future loss experience substantially in excess of our reserves for unpaid losses and LAE could substantially harm our results of operations and financial condition.

Our revenues and operating performance will fluctuate due to statutorily approved assessments that support property and casualty insurance pools and associations.

We operate in a regulatory environment where certain entities and organizations have the authority to require us to participate in assessments. Currently these entities and organizations include, but are not limited to, the Florida Joint Underwriters Association, the Florida Insurance Guaranty Association (the “FIGA”), Citizens Property Insurance Corporation and the FHCF.

The insurance companies currently pass the assessments on to insurance policies, in the form of a policy surcharge, and reflect the collection of these assessments as fully earned credits to operations in the period collected. The collection of these fees may adversely affect our overall marketing strategy due to the competitive landscape in Florida.

During December 2012, the Company was assessed $0.8 million by FIGA relating to the recent failures of Florida domestic property and casualty insurance companies. Future assessments are likely, although the impact of these assessments on our balance sheet, results of operations or cash flow are undeterminable at this time.

Our investment portfolio may suffer reduced returns or losses, which would significantly reduce our earnings.

As do other insurance companies, we depend on income from our investment portfolio for a substantial portion of our earnings. During the time that normally elapses between the receipt of insurance premiums and any payment of insurance claims, we invest the funds received, together with our other available capital, primarily in debt securities and to a lesser extent in equity securities, in order to generate investment income.

Our investment portfolio contains interest rate sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. A significant increase in interest rates or decrease in credit worthiness could have a material adverse effect on our financial condition or results of operations. Generally, bond prices decrease as interest rates rise. Changes in interest rates could also have an adverse effect on our investment income and results of operations. For example, if interest rates decline, investment of new premiums received and funds reinvested will earn less than expected.

We may experience a loss due to the concentration of credit risk.

Financial instruments that potentially subject the Company to significant concentration of credit risk consist of cash and cash equivalents held in a mutual fund money market account.  The Company had approximately $10.7 million and $6.8 million invested in the MTB Prime Money Market-Inst Fund Number 142, for which the NAIC classification is Class 1, as of December 31, 2012 and 2011, respectively.  A money market fund is eligible for listing on the Class 1 list if the fund meets certain characteristics relating to the credit rating, net asset value and other criteria demonstrating the financial condition of the fund.

We face risks in connection with potential material weakness resulting from our Sarbanes-Oxley Section 404 management report and any related remedial measures that we undertake.

In conjunction with our ongoing reporting obligations as a public company and the requirements of Section 404 of the Sarbanes-Oxley Act, management reported on the effectiveness of our internal control over financial reporting as of December 31, 2012. In order to identify any material weaknesses in our internal control over financial reporting, we engaged in a process to document, evaluate and test our internal controls and procedures, including corrections to existing controls and implement additional controls and procedures that we may deem necessary. As a result of this evaluation and testing process, no material financial reporting deficiencies were noted.

Although we did not have any material weaknesses in our internal controls for our fiscal year ended December 31, 2012, we cannot be certain that there will be none in the future. In future periods, if the process required by Section 404 of the Sarbanes-Oxley Act reveals significant deficiencies or material weaknesses, the correction of any such significant deficiencies or material weaknesses could require additional remedial measures that could be costly and time-consuming. In addition, the discovery of material weaknesses could also require the restatement of prior period operating results. If a material weakness exists as of a future period year-end (including a material weakness identified prior to year-end for which there is an insufficient period of time to evaluate and confirm the effectiveness of the corrections or related new procedures), our management will be unable to report favorably as of such future period year-end as to the effectiveness of our control over financial reporting and we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price and potentially subject us to litigation.

The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition or our results of operations.

Various provisions of our policies, such as limitations or exclusions from coverage which have been negotiated to limit our risks, may not be enforceable in the manner we intend. At the present time we employ a variety of exclusions to our policies that limit exposure to known risks, including, but not limited to, exclusions relating to certain named liabilities, types of vehicles and specific artisan activities.

In addition, the policies we issue contain conditions requiring the prompt reporting of claims to us and our right to decline coverage in the event of a violation of that condition. While our insurance product exclusions and limitations reduce the loss exposure to us and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations in a way that would adversely affect our loss experience, which could have a material adverse effect on our financial condition or results of operations.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

An example of such emerging change is the influence public adjusters have had on property claim patterns. Public adjusters represented the vast majority of new and reopened claims filed during 2011 and 2010 where the cause of loss was asserted as hurricane-related. Although the legitimacy of the claim may not prevail, we are still required to research, review and sometimes mediate these claims. Several legislative actions in the State of Florida, such as limiting the time a claim can be filed subsequent to the cause of loss, have either passed or remain in legislative sub-committees. Each of these actions is designed to enhance the legitimacy of the public adjusters’ influence on the claim process.

Our failure to pay claims accurately could adversely affect our business, financial results and capital requirements.

We must accurately evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately, including the training and experience of our claims representatives, the culture of our claims organization and the effectiveness of our management, our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately could lead to material litigation, undermine our reputation in the marketplace, impair our image and negatively affect our financial results.

In addition, if we do not train new claims adjusting employees effectively or if we lose a significant number of experienced claims adjusting employees, our claims department’s ability to handle an increasing workload as we grow could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, we could suffer decreased quality of claims work, which in turn could lower our operating margins.

Our insurance company is subject to minimum capital and surplus requirements, and our failure to meet these requirements could subject us to regulatory action.

Our insurance company is subject to risk-based capital standards and other minimum capital and surplus requirements imposed under applicable state laws, including the laws of their state of domicile, Florida. The risk-based capital standards, based upon the Risk Based Capital Model Act adopted by the NAIC require our insurance company to report their results of risk-based capital calculations to state departments of insurance and the NAIC. These risk-based capital standards provide for different levels of regulatory attention depending upon the ratio of an insurance company’s total adjusted capital, as calculated in accordance with NAIC guidelines, to its authorized control level risk-based capital. Authorized control level risk-based capital is the number determined by applying the NAIC’s risk-based capital formula, which measures the minimum amount of capital that an insurance company needs to support its overall business operations.

Any failure by our insurance company to meet the applicable risk-based capital or minimum statutory capital requirements imposed by the laws of Florida or other states where we do business could subject it to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation. As of December 31, 2012, Federated National was in compliance with the NAIC risk-based capital requirements.

Any changes in existing risk-based capital requirements or minimum statutory capital requirements may require us to increase our statutory capital levels, which we may be unable to do.

Our revenues and operating performance may fluctuate with business cycles in the property and casualty insurance industry.

Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical patterns characterized by periods of significant competition in pricing and underwriting terms and conditions, which is known as a "soft" insurance market, followed by periods of lessened competition and increasing premium rates, which is known as a "hard" insurance market. Although an individual insurance company's financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern, with profitability generally increasing in hard markets and decreasing in soft markets. At present, we are experiencing a hardening market in the property and casualty market in Florida because of regulatory changes. We cannot predict, however, how long these market conditions will persist. We do not compete entirely on price or targeted market share. Our ability to compete is governed by our ability to assess and price an insurance product with an acceptable risk for obtaining profit.

We may not obtain the necessary regulatory approvals to expand the types of insurance products we offer or the states in which we operate.

The insurance industry is highly regulated. Prior to selling a new insurance product in a state, we must obtain approval from the applicable state insurance regulators. The insurance regulators in states to which we might apply may request additional information, add conditions to the license that we find unacceptable, or deny our application. This would delay or prevent us from operating in that state. If we want to operate in any additional states, we must file similar applications for licenses, which we may not be successful in obtaining.

Adverse ratings by insurance rating agencies may adversely impact our ability to write new policies, renew desirable policies or obtain adequate insurance, which could limit or halt our growth and harm our business.

Third-party rating agencies assess and rate the ability of insurers to pay their claims. These financial strength ratings are used by the insurance industry to assess the financial strength and quality of insurers. These ratings are based on criteria established by the rating agencies and reflect evaluations of each insurer's profitability, debt and cash levels, customer base, adequacy and soundness of reinsurance, quality and estimated market value of assets, adequacy of reserves, and management. Ratings are based upon factors of concern to agents, reinsurers and policyholders and are not directed toward the protection of investors, such as purchasers of our Common Stock.

The withdrawal of our ratings could limit or prevent us from writing or renewing desirable insurance policies, from competing with insurers who have higher ratings, from obtaining adequate reinsurance, or from borrowing on a line of credit. The withdrawal of our ratings could have a material adverse effect on the Company’s results of operations and financial position because the Company’s insurance products might no longer be acceptable to the secondary marketplace and mortgage lenders. Furthermore, a withdrawal of our ratings could prevent independent agents from selling and servicing our insurance products.

We rely on independent and general agents to write our insurance policies, and if we are not able to attract and retain independent and general agents, our revenues would be negatively affected.

We currently market and distribute Federated National's products and services through contractual relationships with a network of approximately 3,000 independent agents, of which approximately 900 actively sell and service our products, and a selected number of general agents. Our independent agents are our primary source for our automobile and property insurance policies. Many of our competitors also rely on independent agents. As a result, we must compete with other insurers for independent agents' business. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage, or higher commissions to their agents. If our products, pricing and commissions do not remain competitive, we may find it more difficult to attract business from independent agents to sell our products. A material reduction in the amount of our products that independent agents sell could negatively affect our revenues.

We rely on our information technology and telecommunications systems, and the failure of these systems could disrupt our operations.

Our business is highly dependent upon the successful and uninterrupted functioning of our current information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, make claims payments and facilitate collections and cancellations, as well as to perform actuarial and other analytical functions necessary for pricing and product development. As a result, the failure of these systems could interrupt our operations and adversely affect our financial results. We utilize a third-party to provide certain information security related services designed to prevent an information security event or detect one timely. In addition, although we have implemented security measures to protect our systems from computer viruses and intrusions by third parties, there can be no assurances that these measures will be effective.

Nonstandard automobile insurance historically has a higher frequency of claims than standard automobile insurance, thereby increasing our potential for loss exposure beyond what we would be likely to experience if we offered only standard automobile insurance.

Nonstandard automobile insurance is provided to insureds that are unable to obtain preferred or standard insurance coverage because of their payment histories, driving records, age, vehicle types, or prior claims histories. This type of automobile insurance historically has a higher frequency of claims than does preferred or standard automobile insurance policies, although the average dollar amount of the claims is usually smaller under nonstandard insurance policies. As a result, we are exposed to the possibility of increased loss exposure and higher claims experience than would be the case if we offered only standard automobile insurance.

Florida's personal injury protection insurance statute contains provisions that favor claimants, causing us to experience a higher frequency of claims than might otherwise be the case if we operated only outside of Florida.

Florida's personal injury protection insurance statute limits an insurer's ability to deny benefits for medical treatment that is unrelated to the accident, that is unnecessary, or that is fraudulent. In addition, the statute allows claimants to obtain awards for attorney's fees. Although this statute has been amended several times in recent years, primarily to address concerns over fraud, the Florida legislature has been only marginally successful in implementing effective mechanisms that allow insurers to combat fraud and other abuses. We believe that this statute contributes to a higher frequency of claims under nonstandard automobile insurance policies in Florida, as compared with claims under standard automobile insurance policies in Florida and nonstandard and standard automobile insurance policies in other states. Although we believe that we have successfully offset these higher costs with premium increases, because of competition, we may not be able to do so with as much success in the future.

Our success depends on our ability to accurately price the risks we underwrite.

The results of our operations and the financial condition of our insurance company depends on our ability to underwrite and set premium rates accurately for a wide variety of risks. Rate adequacy is necessary to generate sufficient premiums to pay losses, LAE and underwriting expenses and to earn a profit. In order to price our products accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate rating formulas; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and as a result price our products accurately, is subject to a number of risks and uncertainties, some of which are outside our control,  including:

•	the availability of sufficient reliable data and our ability to properly analyze available data;

•	the uncertainties that inherently characterize estimates and assumptions;

•	our selection and application of appropriate rating and pricing techniques;

•	changes in legal standards, claim settlement practices, medical care expenses and restoration costs; and

•	legislatively imposed consumer initiatives.

Consequently, we could under-price risks, which would negatively affect our profit margins, or we could overprice risks, which could reduce our sales volume and competitiveness. In either event, the profitability of our insurance company could be materially and adversely affected.

Current operating resources are necessary to develop future new insurance products.

We currently intend to expand our product offerings by underwriting additional insurance products and programs, and marketing them through our distribution network. Expansion of our product offerings will result in increases in expenses due to additional costs incurred in actuarial rate justifications, software and personnel. Offering additional insurance products may also require regulatory approval, further increasing our costs. There can be no assurance that we will be successful bringing new insurance products to our marketplace.

Increased competition, competitive pressures, industry developments and market conditions could affect the growth of our business and adversely impact our financial results.

We operate in highly competitive markets and face competition from national, regional and residual market insurance companies in the homeowners’, commercial residential property, commercial general liability, and automobile markets, many of whom are larger, have greater financial and other resources, and offer more diversified insurance coverage. Our competitors include companies that market their products through agents, as well as companies that sell insurance directly to their customers. Large national writers may have certain competitive advantages over agency writers, including increased name recognition, increased loyalty of their customer base and reduced policy acquisition costs. Competition could have a material adverse effect on our business, results of operations and financial condition. If we do not meet the prices offered by our competitors, we may lose business in the short term, which could also result in reduced revenues.

Our senior management team is critical to the strategic direction of our company. If there were an unplanned loss of service by any of our officers our business could be harmed.

We depend, and will continue to depend, on the services of our executive management team which includes Michael Braun, Chief Executive Officer and President of the Company and Federated National, and Peter Prygelski, our Chief Financial Officer. Our success also will depend in part upon our ability to attract and retain qualified executive officers, experienced underwriting talent and other skilled employees who are knowledgeable about our business. If we were to lose the services of members of our executive management team, our business could be adversely affected.  Although we have employment agreements with our executive officers, any unplanned loss of service could substantially harm our business.

Risks Related to an Investment in Our Shares

The price of our Common Stock is highly volatile and could decline regardless of our operating performance.

The market price of our Common Stock could fluctuate in response to, among other things:

•	changes in economic and general market conditions;
•	changes in the outlook and financial condition of certain markets in which we have a concentration of business;
•	changes in financial estimates or investment recommendations by securities analysts following our business;
•	changes in accounting standards, policies, guidance or interpretations or principles;
•	sales of Common Stock by our directors, officers and significant shareholders;
•	our failure to achieve operating results consistent with securities analysts’ projections; and
•	the operating and stock price performance of competitors.

These factors might adversely affect the trading price of our Common Stock and prevent you from selling your Common Stock at or above the price at which you purchased it. In addition, in recent periods, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including ours and others in our industry. These changes can occur without regard to the operating performance of the affected companies. As a result, the price of our Common Stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

The large number of shares eligible for future sale may adversely affect the market price of our Common Stock.

The sale, or availability for sale, of a substantial number of shares of Common Stock in the public market could materially adversely affect the market price of our Common Stock and could impair our ability to raise additional capital through the sale of our equity securities. As of April 26, 2013, there were 8,087,089 shares of our Common Stock issued and outstanding. The registration statement of which this prospectus is a part registers 1,284,004 shares of Common Stock for resale.  The availability of our shares for resale by the selling shareholders, as well as any actual sales of these shares, could materially adversely affect the market price of our Common Stock. In addition, our executive officers and directors, including the selling shareholders, beneficially own approximately 941,069 additional shares of Common Stock, including shares underlying currently exercisable options and restricted shares that are subject to vesting.  These shares which would be eligible for resale subject to the volume and manner of sale limitations of Rule 144 under the Securities Act.

As a holding company, we depend on the earnings of our subsidiaries and their ability to pay management fees and dividends to the holding company as the primary source of our income.

We are an insurance holding company whose primary assets are the stock of our subsidiaries. Our operations, and our ability to service future potential debt, are limited by the earnings of our subsidiaries and their payment of their earnings to us in the form of management fees, commissions, dividends, loans, advances or the reimbursement of expenses. These payments can be made only when our subsidiaries have adequate earnings. In addition, dividend payments made to us by our insurance subsidiary is restricted by Florida law governing the insurance industry. Generally, Florida law limits the dividends payable by insurance companies under complicated formulas based on the subsidiary's available capital and earnings.

Our Board of Directors declared a regular quarterly dividend of $0.03 per share of Common Stock payable on June 3, 2013 to shareholders of record as of May 6, 2013. This is an increase of 50% over the previously declared regular quarterly dividends of $0.02 per share of Common Stock payable on March 4, 2013 and December 28, 2012 to shareholders of record as of February 4, 2013 and December 3, 2012, respectively. Payment of dividends in the future will depend on our earnings and financial position and such other factors, as our Board of Directors deems relevant. Moreover, our ability to continue to pay dividends may be restricted by regulatory limits on the amount of dividends that Federated National is permitted to pay to the parent company.

Future sales of our Common Stock may depress our stock price.

Sales of a substantial number of shares of our Common Stock in the public market or otherwise, by us or by a major shareholder, could depress the market price of our Common Stock and impair our ability to raise capital through the sale of additional equity securities. We cannot assure you that the sales of shares pursuant to this reoffer prospectus will not negatively affect the price of our Common Stock. As a result, you may not be able to resell your shares at or above the public offering price.  In addition, the sale of substantial amounts of our Common Stock, or the perception that these sales may occur, could adversely impact our stock price.

Provisions in our articles of incorporation and our by-laws, as amended, and the Florida Business Corporation Act could make it more difficult to acquire us and may reduce the market price of our Common Stock.

Our articles of incorporation contain certain provisions which may make it more difficult and time-consuming for shareholders or third parties to influence our management, policies or affairs, and may discourage, delay or prevent a transaction involving a change-in-control of the Company and that offer a premium over the current market price of our Common Stock. These provisions include those which:

•	prohibit cumulative voting in the election of our directors,

•	establish a classified board of directors with staggered three-year terms,

•	provide that the written request of shareholders holding not less than 50% of all votes entitled to be cast on an issue is required for shareholders to call special meetings of our shareholders,

•	establish advance notice and disclosure procedures for shareholders to bring matters, including nomination of a director for election to our board, before a meeting of our shareholders, and

•	eliminate the ability of shareholders to take action by written consent in lieu of a shareholder meeting.

As a result, we may be less likely to receive unsolicited offers to acquire us that some of our shareholders might consider beneficial.

The Florida Business Corporation Act, as amended contains provisions, which our directors have elected not to opt out of, that are designed to enhance the ability of our board to respond to and potentially defer attempts to acquire control of the Company. These provisions may discourage altogether takeover attempts that have not been approved by our board. These provisions may also adversely affect the price that a potential purchaser would be willing to pay for our Common Stock and, therefore, deprive you of the opportunity to obtain a takeover premium for your shares. These provisions could make the removal of our incumbent directors and management more difficult. These provisions may enable a minority of our directors and the holders of a minority of our outstanding voting stock or the holders of an existing control block to prevent, delay, discourage or make more difficult a merger, tender offer or proxy contest, even though the transaction may be favorable to the interests of a majority of our non-affiliate shareholders. These provisions could also potentially adversely affect the market price of our Common Stock.

We have authorized but unissued preferred stock, which could affect rights of holders of Common Stock.

Our articles of incorporation authorize the issuance of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the preferred stock could be issued as a method of discouraging a takeover attempt. Although we do not intend to issue any preferred stock at this time, we may do so in the future.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling shareholders. The proceeds from the sale of the Common Stock offered under this reoffer prospectus are solely for the account of the selling shareholders named in this reoffer prospectus.

SELLING SHAREHOLDERS

This reoffer prospectus relates to shares of Common Stock that are being registered for reoffers and resales by certain of our current, former or future directors and officers who have acquired or may acquire shares pursuant to the Plans but, except as listed below, are not known as of the date of this reoffer prospectus. The selling shareholders may resell all, a portion, or none of the shares of Common Stock indicated in the table below from time to time. See “Plan of Distribution.”  To our knowledge, none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

The shares listed below represent all of the shares of our common stock that the selling shareholders currently beneficially own, the number of shares they may offer, and the number of shares they will own after the offering, assuming they sell all of the shares that may be offered under this prospectus.

Name of Selling Shareholder	Number of Shares Owned Prior to Offering	Percent of Class Outstanding (1)	Maximum Number of Shares to Be Sold Pursuant to this Prospectus	Percent of Class After Offering
Bruce F. Simberg (2)	363,517	4.47%	42,334	3.95%
Michael H. Braun (3)	154,734	1.89%	136,834	*
Richard W. Wilcox, Jr. (4)	150.584	1.86%	14,000	1.67%
Carl Dorf (5)	147,622	1.82%	32,334	1.42%
Peter J. Prygelski, III (6)	71,034	*	65,834	*
Charles B. Hart, Jr. (7)	32,334	*	32,334	*
Jenifer G. Kimbrough (8)	21,244	*	20,334	*

*Less than 1%

(1)	Based on 8,087,089 shares outstanding as of April 26, 2013.

(2)
Includes 4,000 shares of restricted stock, one-third of which vest each year beginning on March 4, 2014, and 38,334 shares of common stock issuable upon the exercise of vested stock options held by Mr. Simberg.

(3)
Includes 25,000 shares of restricted stock, one-third of which vest each year beginning on March 4, 2014, and 111,834 shares of common stock issuable upon the exercise of vested stock options held by Mr. Braun.

(4)
Includes 3,000 shares of common stock held in Mr. Wilcox’s IRA, 40,000 shares of common stock held by Mr. Wilcox’s spouse, 4,000 shares of restricted stock, one-third of which vest each year beginning on March 4, 2014, and 10,000 shares of common stock issuable upon the exercise of vested stock options held by Mr. Wilcox.

(5)
Includes 59,624 shares of common stock held by Carl Dorf Rollover IRA, 54,164 shares of common stock held by Dorf Trust, 4,000 shares of restricted stock, one-third of which vest each year beginning on March 4, 2014, and 28,334 shares of common stock issuable upon the exercise of vested stock options held by Mr. Dorf.

(6)
Includes 4,000 shares of common stock held in Mr. Prygelski’s IRA, 15,000 shares of restricted stock, one-third of which vest year beginning on March 4, 2014, and 50,834 shares of common stock issuable upon the exercise of vested stock options held by Mr. Prygelski.

(7)
Includes 4,000 shares of restricted stock, one-third of which vest each year beginning on March 4, 2014, and 28,334 shares of common stock issuable upon the exercise of vested stock options held by Mr. Hart.

(8)
Includes 4,000 shares of restricted stock, one-third of which vest each year beginning on March 4, 2014, and 16, 334 shares of common stock issuable upon the exercise of vested stock options held by Ms. Kimbrough.

In the event a selling shareholder transfers some or all of his or her shares to a permitted transferee, such transferee shall not be able to use this prospectus to sell shares unless and until such transferee is identified as a selling shareholder in a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus forms a part.

PLAN OF DISTRIBUTION

The shares of Common Stock covered by this reoffer prospectus are being registered by us for the account of the selling shareholders and their successors, including their transferees, pledgees or donees or their successors.

The shares of Common Stock offered hereby may be sold from time to time directly by or on behalf of the selling shareholders in one or more transactions on the NASDAQ Global Market or on any stock exchange on which the Common Stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. A selling shareholder may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling shareholder and/or purchasers of the shares or both. Such compensation as to a particular broker or dealer may be in excess of customary commissions.

In connection with their sales, a selling shareholder and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

We are bearing all costs relating to the registration of the shares of Common Stock covered by this reoffer prospectus. Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling shareholder or other party selling such shares. In order to comply with certain states' securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained or complied with. Sales of the shares must also be made by the selling shareholders in compliance with all other applicable state securities laws and regulations.

In addition to any shares sold hereunder, selling shareholders may sell shares of Common Stock in compliance with Rule 144. There is no assurance that the selling shareholders will sell all or a portion of the Common Stock offered hereby.

The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities in connection with the offering of the shares arising under the Securities Act.

We have notified the selling shareholders of the need to deliver a copy of this prospectus in connection with any sale of the shares.

LEGAL MATTERS

The validity of the shares of Common Stock being offered hereby has been passed upon for us by Broad and Cassel, Miami, Florida, a general partnership including professional associations.

AVAILABLE INFORMATION

We have filed with the Commission a registration statement on Form S-8 under the Securities Act with respect to the shares of Common Stock offered hereby. This reoffer prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Common Stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this reoffer prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission, located at 100 F Street, NE, Washington, D.C. 20549. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission. The address of this website is www.sec.gov. In addition, you may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

A copy of any document incorporated by reference in the registration statement of which this reoffer prospectus forms a part but which is not delivered with this reoffer prospectus will be provided by us without charge to any person to whom this reoffer prospectus has been delivered upon the oral or written request of that person. Requests should be directed to the attention of the Corporate Secretary of the Company, at the Company’s principal executive offices located at 14050 N.W. 14th Street, Suite 180, Sunrise, Florida 33323. Our telephone number is (954) 581-9993.

You should only rely on the information incorporated by reference or provided in this reoffer prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The Common Stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this reoffer prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus.

INCORPORATED DOCUMENTS

We are incorporating by reference certain information that we have filed with the Commission under the informational requirements of the Exchange Act, which means that we disclose important information to you by referring you to another document filed separately with the Commission. The information contained in the documents we are incorporating by reference is considered to be part of this reoffer prospectus and the information that we later file with the Commission will automatically update and supersede the information contained or incorporated by reference into this reoffer prospectus. We are incorporating by reference:

1.           Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Commission on April 1, 2013; and

2.           The description of our Common Stock contained in our Registration Statement on Form 8-A filed with the Commission on October 28, 1998, as such description may be updated in any amendment to the Form 8-A.

In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof, and prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this reoffer prospectus and to be a part hereof from the date of filing of such documents with the Commission. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this reoffer prospectus to the extent that a statement contained herein, or in a subsequently filed document incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this reoffer prospectus.

We will provide without charge to each person to whom a reoffer prospectus is delivered, upon written or oral request by such person, a copy of any or all of the documents that have been incorporated by reference in this registration statement but not delivered with the reoffer prospectus. Written requests should be sent to:

Federated National Holding Company
14050 N.W. 14th Street
Suite 180
Sunrise, Florida 33323
Attention:  Corporate Secretary

Oral requests should be made by telephoning (954) 581-9993.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we understand that it is the Commission’s opinion that such indemnification is against public policy as expressed in the Securities Act, as amended, and is, therefore, unenforceable.

REOFFER PROSPECTUS

1,284,004 SHARES OF COMMON STOCK

OF

FEDERATED NATIONAL HOLDING COMPANY